Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	21,400	20,609	17,794	61,137	52,439	70,522
Other income, net (Refer Note b)	753	739	962	2,218	2,659	3,311
Total Income	22,153	21,348	18,756	63,355	55,098	73,833
Expenses
Employee benefit expenses	11,622	11,158	9,869	33,242	28,839	38,893
Cost of technical sub-contractors	1,618	1,523	1,041	4,432	3,191	4,297
Travel expenses	625	602	496	1,830	1,503	1,995
Cost of software packages and others	712	606	472	1,863	1,404	1,870
Communication expenses	113	121	120	356	376	489
Consultancy and professional charges	354	289	238	948	753	1,043
Depreciation and amortisation expenses	580	463	498	1,480	1,404	1,863
Other expenses	946	953	741	2,725	2,293	2,924
Reduction in the fair value of Disposal Group held for sale (Refer Note 5 below)	–	–	–	270	–	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 5 below)	451	–	–	451	–	–
Total expenses	17,021	15,715	13,475	47,597	39,763	53,492
Profit before non-controlling interest / share in net profit / (loss) of associate	5,132	5,633	5,281	15,758	15,335	20,341
Share in net profit/(loss) of associate, including impairment of associate (Refer Note c)	–	–	–	–	(71)	(71)
Profit before tax	5,132	5,633	5,281	15,758	15,264	20,270
Tax expense: (Refer Note a)
Current tax	1,472	1,612	144	4,534	3,115	4,581
Deferred tax	50	(89)	8	(108)	(190)	(340)
Profit for the period	3,610	4,110	5,129	11,332	12,339	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(23)	3	18	(19)	21	55
Equity instruments through other comprehensive income, net	57	8	(2)	69	(2)	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	56	(29)	5	36	(41)	(39)
Exchange differences on translation of foreign operations	(288)	334	(86)	133	121	321
Fair value changes on investments, net	37	(15)	(25)	(23)	14	(1)
Total other comprehensive income, net of tax	(161)	301	(90)	196	113	343
Total comprehensive income for the period	3,449	4,411	5,039	11,528	12,452	16,372
Profit attributable to:
Owners of the company	3,609	4,110	5,129	11,330	12,339	16,029
Non-controlling interest	1	–	–	2	–	–
	3,610	4,110	5,129	11,332	12,339	16,029
Total comprehensive income attributable to:
Owners of the company	3,448	4,411	5,039	11,526	12,452	16,372
Non-controlling interest	1	–	–	2	–	–
	3,449	4,411	5,039	11,528	12,452	16,372

Paid up share capital (par value 5/- each, fully paid)	2,176	2,176	1,088	2,176	1,088	1,088
Other equity*	63,835	63,835	67,838	63,835	67,838	63,835
Earnings per equity share (par value 5/- each) (Refer Note a, d and Note 5)**
Basic ()	8.30	9.45	11.27	26.06	27.03	35.53
Diluted ()	8.29	9.44	11.27	26.03	27.01	35.50

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2018, quarter ended September 30, 2018 and quarter and nine months ended December 31, 2017.

Notes pertaining to the previous quarters / periods

a)	In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods which are no longer required. Consequently, profit for the quarter and nine months ended December 31, 2017 and year ended March 31, 2018 had increased resulting in an increase in Basic earnings per equity share by 3.15 ($0.05) (adjusted for September 2018 bonus issue) for the quarter ended December 31, 2017, by 2.91 ($0.04) (adjusted for September 2018 bonus issue) for nine months ended December 31, 2017 and by 2.94 ($0.05) (adjusted for September 2018 bonus issue) for the year ended March 31, 2018.

b)	Other income includes 200 crore for the three months ended December 31, 2017 and 262 crore each for the nine months ended December 31, 2017 and year ended March 31, 2018 towards the interest on income tax refund.

c)	During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

d)	The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. The bonus shares allotted rank pari passu in all respects and carry the same rights as the existing equity shareholders and are entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.Consequent to the September 2018 bonus issue, the earnings per share has been adjusted for previous periods presented in accordance with Ind AS 33, Earnings per share.

Notes pertaining to the current quarter

1.	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2018 have been taken on record by the Board of Directors at its meeting held on January 11, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2. Update on capital allocation policy

In line with the capital allocation policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the Buyback of Equity Shares, from the open market route through the Indian stock exchanges, amounting to 8,260 crore (Maximum Buyback Size) (approximately $1,184 million) at a price not exceeding 800 per share (Maximum Buyback Price) (approximately $11.46 per share), subject to shareholders' approval by way of Postal Ballot. Further, the Board also approved a special dividend of 4/- per share (approximately $0.06 per share) that would result in a payout of approximately 2,107 crore (approximately $302 million) (including dividend distribution tax).

After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of 13,000 crore to the shareholders, which was announced as part of its capital allocation policy in April 2018.

As the USD/INR* exchange rates have moved from April 2018 when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $1,872 million (comprising $1,184 million pertaining to buyback as mentioned above, $386 million towards special dividend paid in June 2018 and $302 million towards special dividend to be paid to shareholders in January 2019),

* USD/INR = 69.78 as at December 31, 2018

3. Board update

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the re-appointment of Kiran Mazumdar-Shaw as the Lead Independent Director from April 1, 2019 to March 22, 2023, subject to shareholder’ approval.

4. Management change

a.	The Board has appointed Nilanjan Roy as the Chief Financial Officer of the Company effective March 1, 2019.

b.	Jayesh Sanghrajka was appointed as the Interim Chief Financial Officer effective November 17, 2018. He will resume his responsibilities as Deputy Chief Financial Officer effective March 1, 2019.

c.	M.D. Ranganath resigned as Chief Financial Officer effective November 16, 2018. The Board placed on record its deep appreciation for the services rendered by him during his tenure as the Chief Financial Officer.

5. Reclassification of Disposal Group "Held for Sale''

In the three months ended March 31, 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the consolidated statement of profit and loss for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for "Held for Sale" classification because it is no longer highly probable that sale would be consummated by March 31, 2019 (twelve months from date of initial classification as "Held for Sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018.

On reclassification from “Held for Sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and estimated recoverable amount resulting in recognition of additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of profit and loss for the three months and nine months ended December 31, 2018.

6. Acquisitions

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Infosys Compaz Pte. Ltd ( formerly Trusted Source Pte. Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company.The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

Proposed acquisition- Hitachi Procurement Service Co. Ltd

On December 14, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 81% of the shareholding in Hitachi Procurement Service Co., Ltd., a wholly-owned subsidiary of Hitachi Ltd, Japan, for a consideration including base purchase price of up to JPY 2.76 billion (approximately 175 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

7. Compensation changes

On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on January 11, 2019, approved the following-

i.	Grant of annual Restricted Stock Units (RSUs) having a value of 3.25 crores to Salil Parekh, Chief Executive Officer and Managing Director, in accordance with the terms of his appointment as approved by the shareholders. The RSUs are issued under 2015 Stock Incentive Compensation Plan ("Plan"). The grant date for these RSUs is February 1, 2019. The RSUs would vest over a period of three years and the exercise price of RSUs will be equal to the par value of the shares. Value of each RSU will be the closing trading price of the share on National Stock Exchange as of the grant date.

ii.

Grant of 68,250 RSU’s to U.B. Pravin Rao, Chief Operating Officer and Whole-time Director, based on his performance in fiscal 2018, in accordance with the terms of his employment as approved by the shareholders. The RSUs are issued under the Plan. The grant date for these RSUs is February 1, 2019. These RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

iii.	Revision of compensation of Key Management Personnel with effect from October 1, 2018 - Mohit Joshi, Ravi Kumar S., Inderpreet Sawhney, Krishnamurthy Shankar, Jayesh Sanghrajka and A.G.S. Manikantha. The revised aggregate compensation of these KMP includes fixed compensation of 18.20 crore and target variable compensation of 13.60 crore. Additionally, based on fiscal 2018 performance, 372,100 RSU’s were granted under the Plan. The grant date for these RSU’s is February 1, 2019. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

iv.	Grant of 1,874,600 RSUs to 405 eligible employees under the Plan. The grant date for these RSUs is February 1, 2019. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

8. Information on dividends for the quarter and nine months ended December 31, 2018

The Board declared a special dividend of 4/- per equity share on January 11, 2019. The record date for the payment is January 25, 2019. The special dividend will be paid on January 28, 2019.

The Board declared an interim dividend of 7/- (par value of 5/- each) per equity share on October 16 , 2018 and the same was paid on October 30, 2018. The interim dividend declared in the previous year was 6.50/- per equity share. (adjusted for September 2018 bonus issue).

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Dividend per share (par value 5/- each)
Interim dividend	–	7.00	–	7.00	6.50	6.50
Final dividend	–	–	–	–	–	10.25
Special dividend	4.00	–	–	4.00	–	5.00

Note: Dividend per equity share disclosed for previous periods in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

9. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Revenue by business segment
Financial Services (1)	6,953	6,644	5,838	19,672	17,286	23,172
Retail (2)	3,503	3,469	2,888	10,140	8,467	11,345
Communication (3)	2,547	2,529	2,214	7,505	6,549	8,883
Energy, Utilities, Resources and Services	2,741	2,527	2,135	7,643	6,125	8,297
Manufacturing	2,166	1,989	1,701	5,992	4,936	6,671
Hi Tech	1,569	1,537	1,280	4,527	3,795	5,131
Life Sciences (4)	1,335	1,321	1,167	3,916	3,485	4,698
All other segments (5)	586	593	571	1,742	1,796	2,325
Total	21,400	20,609	17,794	61,137	52,439	70,522
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	21,400	20,609	17,794	61,137	52,439	70,522
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,820	1,776	1,567	5,157	4,724	6,370
Retail (2)	1,037	1,034	886	3,016	2,458	3,303
Communication (3)	607	659	644	1,937	1,917	2,619
Energy, Utilities , Resources and Services	687	596	606	1,908	1,788	2,411
Manufacturing	508	465	364	1,383	937	1,274
Hi-Tech	367	418	350	1,173	1,053	1,446
Life Sciences (4)	365	376	353	1,095	1,042	1,391
All other segments (5)	26	33	48	79	165	199
Total	5,417	5,357	4,818	15,748	14,084	19,013
Less: Other unallocable expenditure	587	463	499	1,487	1,408	1,865
Add: Unallocable other income	753	739	962	2,218	2,659	3,311
Less: Reduction in the fair value of Disposal Group held for sale	–	–	–	270	–	118
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	451	–	–	451	–	–
Add: Share in net profit/(loss) of associate, including impairment of associate	–	–	–	–	(71)	(71)
Profit before tax and non-controlling interests	5,132	5,633	5,281	15,758	15,264	20,270

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

During the quarter ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments, therefore enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Segmental operating income has changed in line with the internal reorganization as well as changes in the allocation method. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

10. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Revenue from operations	18,819	18,297	15,631	54,171	45,957	61,941
Profit before tax (Refer note (a) below)	4,942	5,251	5,922	14,974	15,519	19,908
Profit for the period (Refer note (a) below)	3,501	3,879	6,004	10,882	12,998	16,155

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

a)	In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The investment in these subsidiaries was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, the Company has recognized a reduction in the fair value of investment amounting to 589 crore during the three months and year ended March 31, 2018 in respect of Panaya in the standalone financial statements of Infosys. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to 265 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava does not meet the criteria for "Held for Sale" classification because it is no longer highly probable that sale would be consummated by March 31, 2019 (twelve months from date of initial classification as "Held for Sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the standalone financial statements as at December 31, 2018.

On reclassification from “Held for Sale”, the investment in subsidiaries, Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and estimated recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 469 crore in respect of Skava in the standalone statement of profit and loss for the three months and nine months ended December 31, 2018.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
January 11, 2019	Chief Executive Officer and Managing Director

The Board has also taken on record the audited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2018, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
	Audited	Audited	Unaudited	Audited	Unaudited	Audited
Revenues	2,987	2,921	2,755	8,740	8,134	10,939
Cost of sales	1,956	1,884	1,773	5,660	5,208	7,001
Gross profit	1,031	1,037	982	3,080	2,926	3,938
Operating expenses	356	345	313	1,042	960	1,279
Operating profit	675	692	669	2,038	1,966	2,659
Other income, net	105	105	149	317	413	513
Reduction in the fair value of Disposal Group held for sale (Refer Note a below)	–	–	–	(39)	–	(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note a below)	(65)	–	–	(65)	–	–
Share in net profit/(loss) of associate, including impairment	–	–	–	–	(11)	(11)
Profit before income taxes	715	797	818	2,251	2,368	3,143
Income tax expense	213	216	22	633	453	657
Net profit	502	581	796	1,618	1,915	2,486
Earnings per equity share*
Basic	0.12	0.13	0.17	0.37	0.42	0.55
Diluted	0.12	0.13	0.17	0.37	0.42	0.55
Total assets	11,872	11,288	11,889	11,872	11,889	12,255
Cash and cash equivalents and current investments	3,764	3,508	3,615	3,764	3,615	4,023

*	EPS is not annualized for the quarter and nine months ended December 31, 2018, quarter ended September 30, 2018 and quarter and nine months ended December 31, 2017.

a.	In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value.Consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya had been recognized in the consolidated statement of comprehensive income for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale" classification because it is no longer highly probable that sale would be consummated by March 31, 2019 (twelve months from date of initial classification as “Held for Sale”) Accordingly, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018.

On reclassification from “Held for Sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and estimated recoverable amount resulting in recognition of additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for the three months and nine months ended December 31, 2018.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.